Filed by CoStar Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:  LoopNet, Inc.
Commission File No.: 000-52026

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such statements include, but are not limited to, statements about the benefits of the proposed transaction between CoStar Group, Inc. (“CoStar”) and LoopNet, Inc. (“LoopNet”), future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “may,” “believe,” “expect,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology.  Such statements are based upon the current beliefs and expectations of management of CoStar and LoopNet and are subject to significant risks and uncertainties. Actual results may differ materially from the results anticipated in the forward-looking statements.  The following factors, among others, could cause or contribute to such differences: the risk that expected cost savings or other synergies from the merger may not be fully realized or may take longer to realize than expected; the risk that the businesses of CoStar and LoopNet may not be combined successfully or in a timely and cost-efficient manner; the possibility that the transaction does not close, including, but not limited to, due to the failure to obtain approval of LoopNet’s stockholders, or the failure to obtain governmental approval; the risk that business disruption relating to the merger may be greater than expected; and failure to obtain any required financing on favorable terms.  Additional factors that could cause results to differ materially from those anticipated in the forward-looking statements can be found in CoStar’s Annual Report on Form 10-K for the year ended December 31, 2010 and LoopNet’s Annual Report on Form 10-K for the year ended December 31, 2010 filed with the Securities and Exchange Commission (SEC), including in the “Risk Factors” section of each of these filings, and each company's other filings with the SEC available at the SEC’s website (http://www.sec.gov).  Neither CoStar nor LoopNet undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This communication is being made in respect of the proposed merger transaction involving CoStar and LoopNet.  In connection with the proposed merger, CoStar will file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 that will include a proxy statement/prospectus for the stockholders of LoopNet.  LoopNet will mail the final proxy statement/prospectus to its stockholders.  Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed transaction and any other relevant documents carefully in their entirety when they become available because they will contain important information about the proposed transaction.  Copies of the proxy statement/prospectus (when available) and other related documents filed by CoStar and LoopNet with the SEC may be obtained, free of charge, at the SEC’s website at www.sec.gov.  Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, free of charge, from CoStar’s website, www.CoStar.com, under the heading “Investors” in the “About Us” tab.  These documents may also be obtained, without charge, from LoopNet’s website, www.LoopNet.com, under the tab “Investor Relations”.

CoStar, LoopNet and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of LoopNet in respect of the proposed transaction.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of LoopNet in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC.  Information about CoStar’s executive officers and directors is available in CoStar’s definitive proxy statement filed with the SEC on April 27, 2011.  Information about LoopNet’s executive officers and directors is available in LoopNet’s definitive proxy statement filed with the SEC on April 4, 2011.  Free copies of these documents are available from the CoStar and LoopNet websites using the contact information above.

The following is a news article published on CoStar’s web site and in its internal CoStar Advisor newsletter on April 27, 2011.

CoStar and LoopNet To Join Forces
Industry's Leading Information Service To Combine With Leading Online CRE Marketplace To Serve $11 Trillion Commercial Real Estate Industry

CoStar Group, Inc. (NASDAQ:CSGP) announced Wednesday that it has entered into an agreement to acquire LoopNet, Inc. (NASDAQ: LOOP), the leading online commercial real estate marketplace, in a transaction valued at approximately $860 million.

CoStar said it believes the combined company will be the premier online resource for researching, analyzing, and marketing commercial real estate properties, and the combination of the two companies' complementary services will position the combined firm to provide even more comprehensive market coverage, deliver enhanced research, analysis and marketing options, and offer greater efficiencies for customers throughout the $11 trillion commercial real estate industry, ranging from large, national brokerage and institutional market players to small, local brokers and owners.

The boards of directors of both companies have unanimously approved the transaction, which is expected to close by the end of 2011.

"We are combining two very innovative companies that have transformed the commercial real estate industry," Andrew C. Florance, CoStar Group's Founder and CEO, said in a conference call announcing the agreement. "CoStar revolutionized how the industry researches commercial real estate and LoopNet revolutionized the way the industry markets commercial real estate. We believe that the combination of our two outstanding and complementary companies will lead to even more innovation and greater efficiencies by creating the premier Internet solution for the commercial real estate industry.  We expect the benefits to our customers and ultimately our shareholders to be very significant."

"CoStar and LoopNet have been at the cutting edge of innovation in their respective businesses, and we believe the two companies will be even stronger together," said Richard Boyle, Chairman and CEO of LoopNet. "This transaction combines the capabilities and best practices of two successful and very complementary companies. We are excited about the possibilities that can be created together."

The full announcement can be viewed here.
[Link: http://www.costar.com/about/article.aspx?id=9849]

Florance noted how the two firms developed completely different business models to address the challenges of aggregating content across the massive, complex and constantly changing commercial real estate market, an asset class in which an estimated nearly $3 trillion dollars in transactions occur annually.

"Each model excels at tracking a differing major segment of the industry, but neither comes close to covering the entire industry," Florance said. "Once the combination of LoopNet and CoStar is complete, we believe that we will deliver a higher quality marketing solution to LoopNet’s customers and a higher quality information solution to CoStar’s customers."

With the addition of LoopNet’s complementary listings, CoStar will have a database with approximately 2 million active listings.

"We believe that this more complete coverage will significantly reduce our  customers’ total costs, save them time, and help them to better serve their customers. In turn, we believe that will help us win many more new customers," Florance added.

"One of the things that I learned in exploring this deal that really amazed me was just how little overlap there is between LoopNet’s subscribers and ours," said Florance. "We have nearly 160,000 paid subscribers between us, yet since LoopNet sells mostly to individuals, and CoStar typically sells to companies, we estimate the overlap to be relatively low.  This is a significant opportunity for us to deliver a higher quality and more efficient service to our customers, and also grow our approximately $320 million dollar combined-revenue company into something much bigger."